UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2023

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F             X                             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                                 No                 X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                                 No                 X

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), in compliance with the Securities Market legislation and further to the inside information dated 1 February 2023, hereby files:

INSIDE INFORMATION

The Board of Directors of BBVA has resolved to propose to the Annual General Meeting a cash payment in a gross amount of EUR 0.31 per share as final dividend for 2022 that will be paid on 5 April 2023, if approved. The main characteristics of the payment are detailed below:

Gross dividend per share: EUR 0.31

Net dividend per share: EUR 0.2511 (withholding tax rate of 19% currently in force)

Last trading date: 31 March 2023

Ex-dividend date: 3 April 2023

Record date: 4 April 2023

Payment date: 5 April 2023, according to the regulations applicable to the depositary entities and using the means that IBERCLEAR makes available to such entities

Madrid, 14 February 2023

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: February 14, 2023	By: /s/ Gloria Couceiro Justo
Name: Gloria Couceiro Justo
Title: Performance Management & Capital Director